UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2012

Commission File No.: 001-33905

UR-ENERGY INC.

(Translation of the registrant’s name into English)

10758 W Centennial Road, Suite 200

Littleton, Colorado 80127

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐       Form 40- F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐           No ☒

UR-ENERGY INC.

Voting Results
(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of Ur-Energy Inc. (the “Corporation” or “Ur-Energy”) held on Thursday May 10, 2012. The scrutineer’s report recorded 284 shareholders in person or by proxy at the Annual and Special Meeting of Shareholders representing 64,341,088 common shares (or 53.15% % of the issued and outstanding common shares).

Matter	Outcome of Vote

1. Appointment of Auditors

PricewaterhouseCoopers LLP were reappointed as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are appointed, and the directors were authorized to fix the remuneration of the auditors.

Carried by a majority of the 64,341,088 votes represented in person and by proxy voting on the resolution to appoint the auditors, on a show of hands.

2. Election of Directors

The following nominees were elected as Directors of the Corporation to hold office until the next annual meeting or until their successors are elected or appointed:

W. William Boberg
James M. Franklin

Wayne W. Heili
Jeffrey T. Klenda
Paul Macdonell
Thomas Parker

Carried by a majority of the 64,341,088 votes represented in person and by proxy voting on the resolution to elect each of the directors, on a show of hands. Additionally, 20,337,900 votes were not voted.

3. Successor Shareholder Rights Plan Resolution A resolution reconfirming the Ur-Energy Inc. Successor Shareholder Rights Plan was approved.

Approved by a majority of the votes represented in person and by proxy on a ballot with 22,717,235 voting for the resolution and 21,285,954 voting against the resolution.

Additionally, 20,337,899 votes were not voted.

Denver, Colorado, May 11, 2012.

UR-ENERGY INC.

By:  /s/ Penne A. Goplerud

Penne A. Goplerud
Corporate Secretary, Ur-Energy Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UR-ENERGY INC.

Date: May 11, 2012	By:	/s/ Roger Smith
Roger Smith, Chief Financial Officer